Exhibit 99.1

Vision Marine Technologies Partners with Nautical Ventures Group to offer Groundbreaking 100% Recyclable Boat for the U.S. Boating Market

Introducing The First Fully Electric Rotomolded Boat, The Phantom

Montreal, Canada, October 17, 2022 – Vision Marine Technologies (NASDAQ: VMAR) ("Vision Marine" or the "Company"), leader and innovator in the electric recreational boating industry, has formed a partnership with Nautical Ventures Group as its sole and exclusive distributor of a fully recyclable rotomolded plastic boat (the “Phantom”) for the state of Florida, and a non-exclusive distributor dealership agreement for the United States. This agreement includes Nautical Ventures' agreement to purchase a minimum of 50 Phantoms in the first year with a retail value of $1.5 million.

Vision Marine's quest to innovate and decrease emissions by using recyclable materials has brought to market a new disruptive product: a fully recyclable plastic boat called The Phantom.

Vision Marine's designers and manufacturing team make use of recyclable polyethylene plastics in its roto molding process in order to produce a lightweight, unsinkable, and indestructible hull that can comfortably accommodate a crew of 10 and can handle any outboard motor of 50 H.P. or less.

The Phantom is USCG, CCG, and C.E. certified.

•	An extensive array of colors and styles

The Phantom’s plastic alloy provides various colors and new phosphorus-glowing materials.

•	Unsinkable

The Phantom’s durable plastic composition is made to last and requires minimal maintenance. Its buoyancy is achieved by way of positive floatation Styrofoam insertions through the hull.

•	Durable and Lightweight

The lightweight hull is purposefully adapted for electric propulsion and easy hauling. The Phantom is 30% lighter than its fiberglass counterpart.

•	Self-Bailing

The Phantom is a self-bailing boat which allows water to be expelled automatically.

“We have been active marketing partners with Vision Marine since 2018, having carried its electric boat line,” stated Roger Moore, CEO of Nautical Ventures Group. “Alex Mongeon and his team are always on the cutting edge of innovation, and we embrace this new partnership going forward.”

About Nautical Ventures Group, Inc.

Nautical Ventures is a multi-brand, multi-location boat dealership that offers top quality water sports products and support along with a highly trained, experienced, caring staff. They provide and promote adventurous fun and healthy lifestyle options to the public, families, businesses, and resorts. Their export division can provide it worldwide. They carry an eclectic mix of water sport products unlike any other retailer: From boats & tenders to kayaks & sup’s, submersibles to dive products, and yacht toys to land toys, all that are on the cutting edge of water sports innovation. Nautical Ventures is dedicated to educating and advising customers. By understanding their wants and needs they can provide boaters with a personalized and extra-ordinary buying experience. They are, “The go-to people for fun on the water.”

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR) strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain ("E-Motion™") is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of the launch of the Phantom and its agreement with Nautical Ventures Group, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine's control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine's periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com .

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com